Exhibit 99.1

Contents

2	CHAIRMAN’S STATEMENT

4	KEY FIGURES

5	BUSINESS OVERVIEW

11	INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

13	INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

15	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

16	INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

17	NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

48	REPORT ON REVIEW OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

49	OTHER INFORMATION

Chairman’s Statement

Dear Shareholders,

With the gradual recovery of the world economy, the international oil prices rebounded in the first half of 2021. However, the evolution of the COVID-19 pandemic and the accelerated transformation of the energy industry have brought huge changes to the development environment of the Company.

In view of the complicated situation, we strengthened the business strategy, progressed firmly with production and operation tasks, and reserves and production increased to a new level. The commencement of a major project inspired all employees, net profit increased significantly, and technology research and low-carbon development moved ahead steadily, as evidenced by outstanding operating results.

In the first half of 2021, the Company continued to increase reserves and production. A total of nine new discoveries were made, and 14 oil and gas structures were successfully appraised. In China, Kenli 10-2 structure was efficiently appraised with proved in-place volume of nearly 100 million tons of oil equivalent. Luda 10-6 structure was appraised with high output of oil and gas, and was initially proved to be a medium-sized oil and gas field. Wenchang 9-7 structure was appraised with a breakthrough, becoming the largest oil discovery in the Wenchang Sag in the past 10 years. Through expanded exploration, high output of gas was obtained in Baodao 21-1 structure, which initially demonstrated the prospect of 100 billion cubic meters of natural gas resources. Overseas, two new discoveries in the Stabroek block of Guyana were made. These discoveries further strengthened our resource base for sustainable development.

We actively advanced engineering construction. Six new projects including Lingshui 17-2 gas fields, the first independent large-sized deep-water gas field in China, commenced production. These projects will support the Company’s oil and gas production growth. Meanwhile, a number of key projects under construction are also progressing in an orderly manner. In the first half of the year, Company’s net oil and gas production reached a record high of 278.1 million barrels of oil equivalent (“BOE”), representing a year-on-year increase of 7.9%. Among which, the net production in China reached 192.8 million BOE, representing a year-on-year increase of 10.8%.

We seized the opportunity of oil price recovery and achieved better-than-expected earnings. In the first half of the year, net profit reached RMB33.33 billion with earnings per share of RMB0.75, a significant increase of 221.0% year-on-year. Despite of the rising commodity prices and other factors, we continued to reduce costs and enhance quality and efficiency. Our all-in cost was US$28.98 per BOE with operating cost of US$7.31 per BOE, maintaining strong cost competitiveness. Based on the Company’s good financial performance, in order to share the benefit of our growth with shareholders, the Board of Directors has declared an interim dividend of HK$0.30 per share (tax inclusive) for the first half of 2021.

We highlighted technological innovation. “Shenhai-1”, the first 100,000-ton deep-water semi-submersible production and storage platform in the world, which was independently developed by the Company to support Lingshui 17-2 gas fields, has been put into production. It was breakthrough of various core technologies. In addition, the completion and commissioning of China’s first offshore smart gas fields, Dongfang Gas Fields, represented a significant progress in artificial intelligence and digitalization of offshore oil and gas production and operation. We promoted steadily low-carbon development and established the Department of New Energy to promote the coordinated development of new energy business together with our core business. Moreover, we facilitated progressively the development of onshore power project, and improved our capability of low-carbon operation. We strengthened risk control, implemented inspection and rectification of safety risks and hazards, and further improved production safety management.

Looking forward to the second half of the year, with our concerted efforts and determination to forge ahead, we will remain committed to oil and gas reserves and production growth and high-quality development. At the same time, we will consolidate our cost competitiveness, continue to promote scientific and technological innovation, and accelerate our pace towards low-carbon development. We will strive to achieve the annual production and operation goals with outstanding performances to maximize shareholder return.

Wang Dongjin

Chairman

Hong Kong, 19 August 2021

Key Figures

	Six months ended 30 June
	2021	2020

Net profit, million RMB	33,326	10,383
Basic earnings per share, RMB	0.75	0.23

Total oil and gas sales, million RMB	100,625	66,335
Total revenue, million RMB	110,233	74,560

Interim dividend per share, HK$ (tax inclusive)	0.30	0.20

Net Production*
Crude and Liquids, million barrels	222.6	205.5
Natural Gas, billion cubic feet	323.1	304.5
Total, million BOE	278.1	257.9

*	Including our interests in equity-accounted investees, which are approximately 9.6 million BOE for the first half of 2021 and approximately 9.7 million BOE for the first half of 2020.

Business Overview

In the first half of 2021, China’s economy continued to recover with good momentum for growth. However, as the global pandemic continued to evolve, the balance of oil and gas supply and demand was deeply adjusted, the pace of low-carbon transformation of the energy industry was accelerated, and the external environment became more severe and complex. At the same time, the escalation of China-US trade friction brought the Company greater pressure from the capital market, the shareholder structure of the Company changed tremendously. On 26 February 2021, New York Stock Exchange announced to commence delisting proceedings of American Depositary Shares of the Company and suspended the trading in American Depositary Shares since 9 March 2021. On 10 March 2021, the Company requested for review of New York Stock Exchange’s determination. At present, the review is in progress.

Facing the complex and challenging circumstance, the Company persisted in business strategy, continued to steadily increase oil and gas reserves and production, promoted the construction of major projects in an efficient and orderly manner. A good performance was maintained in exploration, and remarkable results were achieved in scientific and technological development. The Company successfully accomplished the production and operation tasks in the first half of the year.

EXPLORATION

The Company insisted on treating exploration as the top priority, focused on finding mid-to-large sized oil and gas discoveries, and increased venture exploration efforts. In the first half of the year, a total of 9 new exploration discoveries were made, and 14 oil and gas bearing structures were successfully appraised. In China, adhering to the value-driven exploration philosophy, the Company enhanced efforts in natural gas exploration and conducted venture exploration efficiently. In overseas, with focus on strategic core areas, exploration progress was made in Stabroek block in Guyana, which solidified our reserve foundation.

In offshore China, 7 discoveries were made and 14 oil and gas bearing structures were successfully appraised. The 7 discoveries included: Caofeidian 11-3 East, Qinhuangdao 35-5, Panyu 11-12, Huizhou 33-4, Xijiang 30-1, Lufeng 13-8 and Wushi 16-5. Kenli 10-2 lithological structure was efficiently appraised with a prospect of 100 million tons of oil equivalent resources. Luda 10-6 structure was successfully appraised and tested with high output of oil and gas, preliminary proved to be a mid-sized oil and gas field. The successfully appraised Wenchang 9-7 structure is the largest oil discovery in the Wenchang Sag in the past 10 years, and is expected to become a mid-sized oil and gas field. Lufeng 13-8 was discovered with an overall proven in-place volume exceeding 10 million tons of oil equivalent, which further expanded the reserve scale in southern Lufeng area. High output of gas was obtained from Baodao 21-1 structure, showing the prospect of 100 billion cubic meters of natural gas resources.

In overseas, 2 new discoveries of Uaru-2 and Longtail-3 were made in Stabroek block of Guyana. At present, the recoverable resources of the block have exceeded 9 billion BOE, which has further consolidated the Company’s resource base for overseas development.

The Company completed 114 exploration wells and acquired 9,122 square kilometres of 3D seismic data in the first half of the year. In addition, the Company completed 55 onshore unconventional wells.

As of 30 June 2021, the Company’s major exploration activities are set out in the table below:

	Exploration Wells		Seismic Data
	Wildcat	Appraisal Wells	3D (km2)

Offshore China (Independent)	31	74	6,421
Offshore China (PSC)	1	–	–
Overseas	4	4	2,701

Total	36	78	9,122

ENGINEERING CONSTRUCTION, DEVELOPMENT AND PRODUCTION

In the first half of the year, the Company carefully organized operating resources and accelerated the construction of production capacity. Among the 19 new projects planned to commence production during the year, Lingshui 17-2 gas fields, Liuhua 29-2 gas field, Caofeidian 6-4 oilfield, Weizhou 11-2 oilfield phase II project, Luda 29-1 oilfield and Liuhua 21-2 oilfield have commenced production. Bozhong 26-3 oilfield expansion, Caofeidian 11-6 oilfield expansion, Luda 5-2 North oilfield, Luda 6-2 oilfield, Qinhuangdao/Caofeidian onshore power project, Lufeng oilfields exploration project, and Buzzard oilfield phase II in the U.K. North Sea are undergoing installation and commissioning. Bozhong 19-4 oilfield adjustment, Jinzhou 31-1 gas field, Kenli 16-1 oilfield, Kenli 6-1 oilfield block 4-1 development project, and Mero oilfield phase I in Brazil are under land construction.

The Company has made important breakthroughs in a major project. On June 25, Lingshui 17-2, the first large-sized independent deep water gas field in offshore China, was successfully commenced production, marking a major leap to 1,500 meters water depth for the Company’s offshore oil and gas exploration and development. Upon commencing production, the gas field could stably produce 3 billion cubic meters of natural gas for 10 consecutive years, becoming one of the significant sources to meet the gas demand in Guangdong-Hong Kong-Hainan area. It will also drive the efficient development of adjacent gas fields in the future and facilitate low-carbon development of the Company.

In the first half of the year, the net oil and gas production of the Company reached a record high of 278.1 million BOE, representing an increase of 7.9% year-on-year. Among them, the net production from China was 192.8 million BOE, representing an increase of 10.8% year-on-year, mainly due to the production contribution from new projects including Liuhua 16-2/20-2 in Eastern South China Sea and Luda 16-3/21-2 in Bohai. The net production from overseas was 85.4 million BOE, representing an increase of 1.7% year-on-year, mainly contributed by the acquisition of Abu Dhabi project and new projects including Liza oilfield phase I in Guyana. In the first half of the year, the production of crude liquids and natural gas accounted for 80% and 20%, respectively. Among them, oil production increased by 8.4% year-on-year, mainly due to the commencement of new oil fields; natural gas production increased by 6.1% year-on-year, mainly contributed by the projects including unconventional gas fields in onshore China and Dongfang 13-2 in Western South China Sea.

Production Summary

	First half of 2021			First half of 2020
	Crude and liquids	Natural gas	Total oil and gas	Crude and liquids	Natural gas	Total oil and gas
	(million barrels)	(bcf)	(million BOE)	(million barrels)	(bcf)	(million BOE)

China
Bohai	87.8	30.7	92.9	82.1	28.3	86.8
Western South China Sea	19.2	80.7	33.3	20.0	76.3	33.2
Eastern South China Sea	46.0	71.7	58.0	36.2	73.2	48.4
East China Sea	1.2	13.2	3.3	1.1	10.4	2.8
Onshore	–	31.9	5.3	–	16.0	2.7

Subtotal	154.1	228.1	192.8	139.4	204.2	173.9

Overseas
Asia (excluding China)	11.9	27.3	16.8	7.8	27.0	12.6
Oceania	0.7	19.0	4.4	0.8	21.9	5.1
Africa	15.9	–	15.9	17.3	–	17.3
North America (excluding Canada)	11.9	22.1	15.5	11.7	24.3	15.8
Canada	11.3	–	11.3	9.6	0.05	9.6
South America	9.9	26.0	14.3	8.5	25.4	12.9
Europe	7.0	0.6	7.1	10.4	1.6	10.7

Subtotal	68.5	95.0	85.4	66.1	100.3	83.9

Total*	222.6	323.1	278.1	205.5	304.5	257.9

*	Including our interests in equity-accounted investees, which are approximately 9.6 million BOE for the first half of 2021 and approximately 9.7 million BOE for the first half of 2020.

SCIENTIFIC AND TECHNOLOGICAL INNOVATION

The Company insists on driving high-quality development and promoting oil and gas reserves and production by scientific and technological innovation. The “Shenhai-1” energy station commenced in the first half of the year was the first 100,000-ton deep-water semi-submersible production and storage platform in the world, which was independently researched and developed by the Company for Lingshui 17-2 gas fields. This project broke through a number of key technologies, and indicated that the Company has the capability of independent exploration in ultra-deep water of 1,500 meters. The Company continued to strengthen informatization construction, completed the unmanned technical transformation of 9 offshore platforms and carried out the trial operation of smart oilfields system. Dongfang gas fields, China’s first offshore smart gas fields, were completed and put into production. The smart system covered the whole process of development and production, and greatly improved the production efficiency. Benefited from these, the Company made solid steps forward in its digital transformation.

LOW-CARBON DEVELOPMENT

The Company actively developed new energy business, strengthened top-level design, and further defined the low-carbon transition path. In the first half, Department of New Energy was established to formulate the plan and management of new energy business, and to promote the implementation of the goal of “Carbon peak and Carbon neutrality”. Meanwhile, the Company actively promoted the scale development of offshore wind power by leveraging its rich experience of offshore operation and management. The Company accelerated the pace of low-carbon development and processed emission reduction of waste water from offshore platforms. Through increasing the proportion of natural gas production, promoting onshore power project, and implementing the energy conservation and emission reduction plan, we improved the low-carbon production level.

CAPITAL EXPENDITURE

In the first half of the year, the total capital expenditure was RMB36.0 billion. Among them, capital expenditure for exploration was RMB8.3 billion, an increase of 20% year-on-year, mainly due to the increase in exploration workload. Capital expenditure for development was RMB19.1 billion, a decrease of 12% year-on-year, mainly due to the decrease in engineering and reduced large projects. At the same time, the construction peak of large projects has passed, and the engineering construction has entered the closing stage. Capital expenditure for production was RMB8.4 billion, an increase of 24% year-on-year, mainly due to the increased workload of adjustment wells.

COST AND EXPENSE

In the first half of 2021, with the Company continuously working for increased reserves and production, costs and expenses have slightly rebounded compared to the first half of 2020. The operating cost was RMB12,711 million, representing an increase of 12.0% from RMB11,346 million in the first half of 2020. The operating cost was US$7.31 per BOE, representing an increase of 12.5% from US$6.50 per BOE in the first half of 2020 primarily attributable to the scheduled overhaul of some oilfields and the appreciation of Renminbi against U.S. dollar. Our taxes other than income tax was RMB4,879 million, representing an increase of 42.6% compared with RMB3,421 million in the first half of 2020. Our taxes other than income tax per BOE was US$2.81 per BOE, representing an increase of 43.2% compared with US$1.96 per BOE in the first half of 2020, mainly due to the increase in oil price. Our exploration expenses was RMB5,025 million, representing an increase of 96.3% compared with RMB2,560 million in the first half of 2020, primarily attributable to the impact of the write-off of exploration wells in North America. Our total depreciation, depletion and amortisation increased by 9.9% to RMB28,916 million from RMB26,309 million in the first half of 2020. Among them, our depreciation, depletion and amortisation per BOE, excluding the dismantlement-related depreciation, depletion and amortisation (“Dismantling cost”), increased by 11.5% to US$15.79 per BOE from US$14.16 per BOE in the first half of 2020, primarily as a result of the change in proportional distribution of production and the appreciation of Renminbi against U.S. dollar. Our dismantling costs per BOE decreased by 7.9% to US$0.84 per BOE from US$0.92 per BOE in the first half of 2020.

WORK PLAN FOR THE SECOND HALF OF THE YEAR

In the second half of the year, the Company will spare no efforts to meet production and operational targets of the year, continue to increase oil and gas reserves and production, and boost major projects construction. The Company will keep focusing on cost control, quality and efficiency enhancement, so as to strengthen cost competitiveness. The Company will also step up technological innovation, low-carbon development, and whole process control of energy conservation, as well as vigorously fuel the coordinated development of new energy business and oil and gas business. In the meantime, the Company will maintain a high standard of health, safety and environmental protection.

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

For the six months ended 30 June 2021

(All amounts expressed in millions of Renminbi, except per share data)

		Six months ended 30 June
	Notes	2021	2020

REVENUE
Revenue recognised from contracts with customers
Oil and gas sales	3	100,625	66,335
Marketing revenues	3	6,370	6,497
Other revenue		3,238	1,728

		110,233	74,560

EXPENSES
Operating expenses		(12,711)	(11,346)
Taxes other than income tax	6(ii)	(4,879)	(3,421)
Exploration expenses		(5,025)	(2,560)
Depreciation, depletion and amortisation		(28,916)	(26,309)
Special oil gain levy	6(iii)	(335)	(79)
Impairment and provision recognised, net		(57)	(3,133)
Crude oil and product purchases		(6,251)	(6,179)
Selling and administrative expenses		(3,872)	(3,807)
Others		(2,738)	(2,147)

		(64,784)	(58,981)

PROFIT FROM OPERATING ACTIVITIES		45,449	15,579
Interest income		542	758
Finance costs	5	(2,838)	(3,130)
Exchange gains/(losses), net		177	(16)
Investment income		1,079	1,786
Share of profits of associates		365	202
Profit/(loss) attributable to a joint venture		104	(224)
Other income/(expense), net		95	(9)

PROFIT BEFORE TAX		44,973	14,946
Income tax expense	6(i)	(11,647)	(4,563)

PROFIT FOR THE PERIOD		33,326	10,383

Attributable to:
Owners of the parent		33,329	10,383
Non-controlling interests		(3)	–

		33,326	10,383

		Six months ended 30 June
	Notes	2021	2020

OTHER COMPREHENSIVE (EXPENSE)/INCOME
Items that may be subsequently reclassified to profit or loss
Exchange differences on translation of foreign operations		(1,802)	2,714
Share of other comprehensive expense of associates		(2)	(55)
Other items that will not be reclassified to profit or loss
Fair value change on equity investments designated as at fair value through other comprehensive income/(expense)		815	(1,198)
Others		71	–

OTHER COMPREHENSIVE (EXPENSE)/INCOME FOR THE PERIOD, NET OF TAX		(918)	1,461

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		32,408	11,844

Attributable to:
Owners of the parent		32,411	11,844
Non-controlling interests		(3)	–

		32,408	11,844

EARNINGS PER SHARE FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT
Basic (RMB Yuan)	7	0.75	0.23
Diluted (RMB Yuan)	7	0.75	0.23

Details of the interim dividends declared for the period are disclosed in note 8 to the interim condensed consolidated financial statements.

Interim Condensed Consolidated Statement of Financial Position (unaudited)

30 June 2021

(All amounts expressed in millions of Renminbi)

	Notes	30 June 2021	31 December 2020

NON-CURRENT ASSETS
Property, plant and equipment	9	448,123	446,668
Right-of-use assets	9	8,943	9,161
Intangible assets	10	14,827	15,129
Investments in associates		23,686	23,544
Investment in a joint venture		18,740	18,822
Debt investment		4,737	3,620
Equity investments	17	2,343	1,829
Deferred tax assets		27,433	27,751
Other non-current assets		11,676	11,360

Total non-current assets		560,508	557,884

CURRENT ASSETS
Inventories and supplies		6,234	5,644
Trade receivables	11	25,324	18,982
Other financial assets	17	68,762	61,662
Other current assets		11,669	11,272
Time deposits with maturity over three months		36,247	41,812
Cash and cash equivalents		47,282	24,019

Total current assets		195,518	163,391

CURRENT LIABILITIES
Loans and borrowings	13	15,330	11,217
Trade and accrued payables	12	43,875	41,203
Lease liabilities		1,266	1,297
Contract liabilities		1,213	1,544
Other payables and accrued liabilities		11,471	12,139
Dividends payable		9,288	–
Taxes payable		8,282	7,452

Total current liabilities		90,725	74,852

NET CURRENT ASSETS		104,793	88,539

TOTAL ASSETS LESS CURRENT LIABILITIES		665,301	646,423

	Notes	30 June 2021	31 December 2020

NON-CURRENT LIABILITIES
Loans and borrowings	13	114,035	125,013
Lease liabilities		5,911	6,022
Provision for dismantlement		72,107	69,444
Deferred tax liabilities		5,810	5,119
Other non-current liabilities		9,816	6,895

Total non-current liabilities		207,679	212,493

NET ASSETS		457,622	433,930

EQUITY
Issued capital	14	43,081	43,081
Reserves		413,728	390,627

Equity attributable to owners of the parent		456,809	433,708

Non-controlling interests		813	222

TOTAL EQUITY		457,622	433,930

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

For the six months ended 30 June 2021

(All amounts expressed in millions of Renminbi)

	Attributable to owners of the parent							Non-controlling interests	Total equity

	Issued capital	Cumulative translation reserve	Statutory and non-distributive reserves	Other reserves	Retained earnings	Proposed final dividend	Total

Balances at 1 January 2020	43,081	(1,152)	70,000	525	317,678	18,055	448,187	39	448,226
Profit for the period	–	–	–	–	10,383	–	10,383	–	10,383
Other comprehensive income/(expense), net of tax	–	2,714	–	(1,253)	–	–	1,461	–	1,461

Total comprehensive income/(expense)	–	2,714	–	(1,253)	10,383	–	11,844	–	11,844
2019 final dividend	–	–	–	–	(297)	(18,055)	(18,352)	–	(18,352)
Others	–	–	–	–	–	–	–	49	49

Balances at 30 June 2020	43,081	1,562	70,000	(728)	327,764	–	441,679	88	441,767

Balances at 1 January 2021	43,081	(13,135)	70,000	(728)	325,176	9,314	433,708	222	433,930
Profit for the period	–	–	–	–	33,329	–	33,329	(3)	33,326
Other comprehensive income/(expense), net of tax	–	(1,802)	–	884	–	–	(918)	–	(918)

Total comprehensive income/(expense)	–	(1,802)	–	884	33,329	–	32,411	(3)	32,408
2020 final dividend	–	–	–	–	26	(9,314)	(9,288)	–	(9,288)
Capital contributions from shareholders	–	–	–	–	–	–	–	594	594
Others	–	–	–	(22)	–	–	(22)	–	(22)

Balances at 30 June 2021	43,081	(14,937)	70,000	134	358,531	–	456,809	813	457,622

Interim Condensed Consolidated Statement of Cash Flows (unaudited)

For the six months ended 30 June 2021

(All amounts expressed in millions of Renminbi)

	Six months ended 30 June
	2021	2020

Net cash generated from operating activities	64,159	34,213
Net cash used in investing activities	(31,870)	(23,236)
Net cash used in financing activities	(8,653)	(15,528)

Net increase/(decrease) in cash and cash equivalents	23,636	(4,551)
Cash and cash equivalents at beginning of period	24,019	33,679
Effect of foreign exchange rate changes, net	(373)	308

Cash and cash equivalents at end of period	47,282	29,436

Notes to unaudited Interim Condensed Consolidated Financial Statements

30 June 2021

(All amounts expressed in millions of Renminbi, except number of shares and unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

CNOOC Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 20 August 1999 to hold the interests in certain entities thereby creating a group comprising the Company and its subsidiaries (hereinafter collectively referred to as the “Group”). The Group is principally engaged in the exploration, development, production and sales of crude oil and natural gas.

The registered office address of the Company is 65/F, Bank of China Tower, 1 Garden Road, Hong Kong.

In the opinion of directors of the Company (the “Directors”), the parent and the ultimate holding company of the Company is China National Offshore Oil Corporation (“CNOOC”), a company established in the PRC.

As at 30 June 2021, the Company had direct or indirect interests in the following principal subsidiaries, joint venture and associates:

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Directly held subsidiaries:
CNOOC China Limited(1)	Tianjin, PRC	RMB20 billion	100%	Offshore petroleum and natural gas exploration, development, production and sales, and shale gas exploration in the PRC
CNOOC International Trading Co., Ltd(1)	Hainan, PRC	RMB400 million	100%	Sales and trading of petroleum and natural gas
China Offshore Oil (Singapore) International Pte Ltd	Singapore	SG$3 million	100%	Sales and marketing of petroleum and natural gas products outside the PRC
CNOOC International Limited	British Virgin Islands	US$24,000,000,002	100%	Investment holding
CNOOC Finance (2003) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2011) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2012) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CNOOC Finance (2013) Limited	British Virgin Islands	US$1,000	100%	Bond issuance
CEPR Limited	Hong Kong, PRC	EUR1,299,384,361.05	100%	Investment holding

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(2):
CNOOC Deepwater Development Limited(3)	Zhuhai, PRC	RMB22.28 billion	100%	Deepwater and low-grade oil and gas fields exploitation in the PRC and exploration, development, production and sales of oil and gas in the oil and gas fields of South China Sea
China United Coalbed Methane Corporation Limited(3)	Beijing, PRC	RMB1.311 billion	100%	Coalbed methane exploration and sales, Coalbed methane surface exploration, gas mineral prospecting, shallow gas development and utilisation in the coalbed methane fields in the PRC
CNOOC Southeast Asia Limited	Bermuda	US$12,000	100%	Investment holding
CNOOC Muturi Limited	Isle of Man	US$7,780,770	100%	Petroleum and natural gas exploration, development and production in Indonesia
CNOOC NWS Private Limited	Singapore	SG$2	100%	Offshore petroleum and natural gas exploration, development and production in Australia
CNOOC Exploration & Production Nigeria Limited	Nigeria	NGN10 million	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Iraq Limited	British Virgin Islands	US$1	100%	Providing services of petroleum and natural gas exploration and development in the Republic of Iraq

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(2) (continued):
CNOOC Canada Energy Ltd.	Canada	100 common shares without a par value 103,000 preferred shares without a par value	100%	Oil sands exploration, development and production in Canada
CNOOC Uganda Ltd	Uganda	1 million Uganda Shilling	100%	Petroleum and natural gas exploration, development and production in Africa
CNOOC Petroleum North America ULC	Canada	13,671,421,700 common shares without a par value	100%	Petroleum and natural gas exploration, development and production in Canada
CNOOC Petroleum Europe Limited	England and Wales	GBP98,009,131	100%	Petroleum and natural gas exploration, development and production in the UK
Nexen Petroleum Nigeria Limited	Nigeria	NGN30 million	100%	Petroleum and natural gas exploration, development and production in Nigeria
CNOOC Energy U.S.A. LLC	USA	N/A	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Petroleum Offshore U.S.A. Inc.	USA	US$15,830	100%	Petroleum and natural gas exploration, development and production in the USA
CNOOC Oil Sands Canada	Canada	N/A	100%	Petroleum and natural gas exploration, development and production in Canada

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Indirectly held subsidiaries(2) (continued):
CNOOC PETROLEUM BRASIL LTDA.	Brazil	R$7,394,689,600.00	100%	Petroleum and natural gas exploration, development and production in Brazil
CNOOC Finance (2014) ULC	Canada	100 common shares without a par value	100%	Bond issuance
CNOOC Finance (2015) U.S.A. LLC	USA	N/A	100%	Bond issuance
CNOOC Finance (2015) Australia Pty Ltd	Australia	US$1	100%	Bond issuance
CNOOC Petroleum Guyana Limited	Barbados	US$200,100	100%	Petroleum and natural gas exploration, development and production in Guyana
Joint venture:
BC ENERGY INVESTMENTS CORP.	British Virgin Islands	US$102,325,582	50%	Investment holding
Associates:
Shanghai Petroleum Corporation Limited(3)	Shanghai, PRC	RMB900 million	30%	Production, processing and technology consultation of oil, gas and relevant products in the PRC
CNOOC Finance Corporation Limited(3)	Beijing, PRC	RMB4 billion	31.8%	Provision of deposit, transfer, settlement, loan, discounting and other financing services to CNOOC and its member entities

Name of entity	Place of establishment	Nominal value of ordinary shares issued and paid-up/registered capital	Percentage of equity attributable to the Group	Principal activities

Associates (continued):
Jiangsu Shuangchuang Renewable Energy Development Corporation Limited(3)	Jiangsu, PRC	RMB960 million	47%	New energy technology research and development, technical consulting, technical services; wind power; technical services for power system and facilities; power engineering and construction (operated with qualification certificates); generator set installation, commissioning and maintenance
Arctic LNG 2 LLC	Russian Federation	RUB15,975,910,000	10%	Exploration and development of natural gas and production and marketing of liquefied natural gas in Russia

(1)	Registered as a wholly foreign owned enterprise under the PRC law.

(2)	All subsidiaries are indirectly held through CNOOC International Limited, except CNOOC Deepwater Development Limited and China United Coalbed Methane Corporation Limited which are indirectly held through CNOOC China Limited (“CNOOC China”).

(3)	Registered as limited liability company under the PRC law.

The above table lists the subsidiaries, joint venture and associates of the Company which, in the opinion of the Directors, principally affected the results for the period or formed a substantial portion of the total assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the Directors, result in particulars of excessive length.

2.	BASIS OF PREPARATION AND ACCOUNTING POLICIES

Basis of preparation

The interim condensed consolidated financial statements for the six months ended 30 June 2021 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting and Hong Kong Accounting Standard 34 Interim Financial Reporting as well as the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2020.

The financial information relating to the year ended 31 December 2020 that is included in this interim report as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those consolidated financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) is as follows:

The Company has delivered the consolidated financial statements for the year ended 31 December 2020 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Companies Ordinance.

The Company’s then auditor has reported on those consolidated financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its reports; and did not contain a statement under sections 406(2), 407(2) or (3) of the Companies Ordinance.

Significant accounting policies

The accounting policies and methods of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2020 except for the first time application of the new and amendments to IFRSs/HKFRSs effective for the Group’s financial year beginning on 1 January 2021. The application of the new and amendments to IFRSs/HKFRSs in the current period has had no material impact on the disclosures or the amounts recognised in the interim condensed consolidated financial statements of the Group.

3.	OIL AND GAS SALES AND MARKETING REVENUES

Oil and gas sales represent the sales of oil and gas, net of royalties and obligations to government and other mineral interest owners. Revenue from the sales of oil and gas is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable.

Marketing revenues principally represent the sales of oil and gas belonging to the foreign partners under the production sharing contracts and revenues from the trading of oil and gas through the Company’s subsidiaries, which is recognised at a point in time when oil and gas has been delivered to the customer, which is when the customer obtains the control of oil and gas, and the Group has present right to payment and collection of the consideration is probable. The cost of the oil and gas sold is included in “Crude oil and product purchases” in the interim condensed consolidated statement of profit or loss and other comprehensive income.

The payment is typically due within 30 days after the delivery of oil and gas. For contracts where the period between payment and transfer of the associated goods is less than one year, the Group applies the practical expedient of not adjusting the transaction price for any significant financing component.

4.	SEGMENT INFORMATION

The Group is engaged worldwide in the upstream operating activities of the conventional oil and gas, shale oil and gas, oil sands and other unconventional oil and gas business. The Group reports the business through three operating and reporting segments: exploration and production (“E&P”), trading business and corporate. The division of these operating segments is made because the Group’s chief operating decision maker makes decisions on resource allocation and performance evaluation by reviewing the financial information of these operating segments.

The following table presents revenue, profit or loss, assets and liabilities information for the Group’s operating segments.

	E&P		Trading business		Corporate		Eliminations		Consolidated
	Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June		Six months ended 30 June
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020

External revenue	57,485	61,176	52,264	13,258	484	126	–	–	110,233	74,560
Intersegment revenue*	45,910	6,761	(45,910)	(6,761)	10	(27)	(10)	27	–	–

Total revenue**	103,395	67,937	6,354	6,497	494	99	(10)	27	110,233	74,560

Segment profit/(loss) for the period	33,264	10,485	(202)	192	4,641	(323)	(4,377)	29	33,326	10,383

	E&P		Trading business		Corporate		Eliminations		Consolidated
	30 June 2021	31 December 2020	30 June 2021	31 December 2020	30 June 2021	31 December 2020	30 June 2021	31 December 2020	30 June 2021	31 December 2020

Other segment information
Segment assets	590,861	567,224	19,473	3,781	492,340	427,400	(346,648)	(277,130)	756,026	721,275

Segment liabilities	(396,441)	(404,959)	(17,473)	(2,244)	(197,656)	(201,981)	313,166	321,839	(298,404)	(287,345)

*	Certain oil and gas produced by the E&P segment are sold via the trading business segment. For the Group’s chief operating decision maker’s assessment of segment performance, these revenues are reclassified back to E&P segment.

**	73% (six months ended 30 June 2020: 72%) of the Group’s revenues recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income are generated from the PRC customers, and revenues generated from customers in other locations are individually less than 10%.

5.	FINANCE COSTS

Accretion expenses of approximately RMB1,349 million (six months ended 30 June 2020: approximately RMB1,301 million) relating to the provision for dismantlement liabilities have been recognised in the interim condensed consolidated statement of profit or loss and other comprehensive income for the six months ended 30 June 2021.

6.	TAX

(i)	Income tax

The Company and its subsidiaries are subject, on an entity basis, to income taxes on profits arising in or derived from the tax jurisdictions in which the entities of the Group are domiciled and operate. The Company is subject to profits tax at a rate of 16.5% (six months ended 30 June 2020: 16.5%) on profits arising in or derived from Hong Kong.

The Company is regarded as a Chinese Resident Enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) by the State Administration of Taxation of the PRC. As a result, the Company is subject to the PRC corporate income tax at the rate of 25% starting from 1 January 2008. The corporate income tax which is subjected in Hong Kong is qualified as a foreign tax credit to offset the PRC corporate income tax starting from 1 January 2008.

The Company’s subsidiary in Mainland China, CNOOC China, is a wholly foreign owned enterprise. It is subject to corporate income tax at the rate of 25% under the prevailing tax rules and regulations. CNOOC Deepwater Development Limited, a wholly-owned subsidiary of CNOOC China, is subject to corporate income tax at the rate of 15% from 2018 to 2020, after being reassessed as a high and new technology enterprise. The subsidiary is in the process of re-applying to be assessed as a high and new technology enterprise from 2021 to 2023.

Principal subsidiaries of the Group domiciled outside the PRC are subject to income tax at rates ranging from 10% to 82% (six months ended 30 June 2020: 10% to 50%). The provincial income tax rate of Alberta, Canada reduced from 12% to 11% on 1 July 2019, and gradually reduced to 8% in the following years.

(ii)	Other taxes

The Company’s PRC subsidiaries pay the following other taxes and dues:

–	Production tax at the rate of 5% on production under production sharing contracts;

–	Value added tax (“VAT”) at the rates of 9% or 13% on taxable sales under independent oil and gas fields.

The VAT payable is calculated using the taxable sales amount multiplied by the applicable tax rate less relevant deductible input VAT;

–	Resource tax at the rate of 6% (reduced tax rates may apply to specific products and fields) derived by oil and gas fields under production sharing contracts signed after 1 November 2011 and independent offshore oil and gas fields, except for those under production sharing contracts signed before 1 November 2011 which will be subject to related resource tax requirement after the expiration of such production sharing contracts;

–	City construction tax at the rates of 1% or 7% on the production taxes and VAT paid;

–	Educational surcharge at the rate of 3% on the production taxes and VAT paid; and

–	Local educational surcharge at the rate of 2% on the production taxes and VAT paid.

In addition, other taxes paid and payable by the Company’s non-PRC subsidiaries include royalty as well as taxes levied on petroleum-related income, budgeted operating and capital expenditure.

(iii)	Special oil gain levy

In 2006, a Special Oil Gain Levy (“SOG Levy”) was imposed by the Ministry of Finance of the PRC (“MOF”) at the progressive rates from 20% to 40% on the portion of the monthly weighted average sales price of the crude oil lifted in the PRC exceeding US$40 per barrel. The MOF has decided to increase the threshold of the SOG Levy to US$65 with effect from 1 January 2015. Notwithstanding this adjustment, the SOG Levy continues to have five levels and is calculated and charged according to the progressive and ad valorem rates on the excess amounts. The SOG Levy paid can be claimed as a deductible expense for corporate income tax purposes and is calculated based on the actual volume of the crude oil entitled.

7.	EARNINGS PER SHARE

	Six months ended 30 June
	2021	2020

Earnings:
Profit for the purpose of basic and diluted earnings per share calculation	33,326	10,383

Number of shares:
Weighted average number of ordinary shares for the purpose of basic earnings per share and diluted earnings per share	44,647,455,984	44,647,455,984

Earnings per share
– Basic (RMB Yuan)	0.75	0.23

– Diluted (RMB Yuan)	0.75	0.23

8.	DIVIDENDS

On 19 August 2021, the board of Directors (the “Board”) declared an interim dividend of HK$0.30 (tax inclusive) per share (six months ended 30 June 2020: HK$0.20 (tax inclusive) per share), totaling approximately HK$13,394 million (tax inclusive) (equivalent to approximately RMB11,133 million (tax inclusive)) (six months ended 30 June 2020: approximately RMB8,157 million (tax inclusive)), based on the number of issued shares as at 30 June 2021.

Pursuant to the Enterprise Income Tax Law of the People’s Republic of China and related laws and regulations, the Company is regarded as a Chinese Resident Enterprise, and thus is required to withhold corporate income tax at the rate of 10% when it distributes dividends to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders, with effect from the distribution of the 2008 final dividend. In respect of all shareholders whose names appear on the Company’s register of members and who are not individuals (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the dividend after deducting corporate income tax of 10%.

9.	PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

During the six months ended 30 June 2021, additions to the Group’s property, plant and equipment, amounted to approximately RMB33,350 million (six months ended 30 June 2020: approximately RMB33,627 million).

During the current interim period, the Group entered into several new lease agreements including lease extension. The Group is required to make fixed monthly payments and additional variable payments depending on the usage of the asset during the contract period. On lease commencement date, the Group recognised right-of-use assets of RMB456 million and lease liabilities of RMB456 million, which include right-of-use assets of approximately RMB254 million for leases with CNOOC’s subsidiaries (excluding the Group).

The interest of the Group in the North West Shelf (“NWS”) Project in Australia has been collateralised to the other partners and the operator of the project as security for certain of the Group’s liabilities relating to the project.

Included in the current period’s additions was an amount of approximately RMB1,078 million (six months ended 30 June 2020: approximately RMB1,298 million) in respect of interest capitalised in property, plant and equipment.

10.	INTANGIBLE ASSETS

The intangible assets of the Group comprise software and others, gas processing rights under NWS Project, marketing transportation and storage contracts, exploration rights and goodwill. The intangible asset regarding the gas processing rights has been amortised upon the commercial production of the liquefied natural gas on a unit-of-production basis over the total proved reserves of the relevant asset. The intangible assets regarding the marketing transportation and storage contracts are amortised on a straight-line basis over the life of the contracts which is less than 20 years. Other identifiable intangible assets are amortised on a straight-line basis over a period ranging from 3 to 5 years.

Goodwill represents the excess of the purchase price over the estimated fair value of the identifiable assets acquired and liabilities assumed in a business combination. Goodwill acquired through business combinations is held at the E&P segment.

11.	TRADE RECEIVABLES

The credit terms of the Group are generally within 30 days after the delivery of oil and gas. Payment in advance or collateral may be required from customers, depending on credit rating. Trade receivables are non-interest bearing.

All customers have good credit quality with good repayment history and no significant receivables are past due. As at 30 June 2021 and 31 December 2020, the age of substantially all the trade receivables was within one year.

12.	TRADE AND ACCRUED PAYABLES

As at 30 June 2021 and 31 December 2020, substantially all the trade and accrued payables were aged within six months. The trade and accrued payables are non-interest bearing.

13.	LOANS AND BORROWINGS

Current*

	Effective interest rate and final maturity	30 June 2021	31 December 2020

Short-term loans and borrowings
– General loans	1.08% per annum	4,303	–

		4,303	–

Loans and borrowings due within one year
– For Tangguh LNG Project***	LIBOR+0.19% to 0.335% with maturity within one year	–	78
– For Tangguh LNG III Project****	LIBOR+1.37% to 3.45% with maturity within one year	308	142
– For Arctic LNG 2 Project*****	EURIBOR+1.2% with maturity within one year	22	18
– General Loans	LPR-60BPS with maturity in within one year	1	1
– Notes**		10,696	10,978

		11,027	11,217

		15,330	11,217

Non-current*

	Effective interest rate and final maturity	30 June 2021	31 December 2020

For Tangguh LNG III Project****	LIBOR+1.37% to 3.45% from 2022 to 2029	3,067	3,233
For Arctic LNG 2 Project*****	EURIBOR+1.2% with maturity in 2026	6,715	7,011
General loans	LPR-60BPS from 2024 to 2033	1,209	814
Notes**		103,044	113,955

		114,035	125,013

*	The amount of loans and borrowings included interest payable.

**	The detail of notes are as follows:

			Outstanding Principal Amount
Issued by	Maturity	Coupon Rate	30 June 2021	31 December 2020
			USD million	USD million

CNOOC Finance (2003) Limited	Due in 2033	5.500%	300	300
CNOOC Finance (2011) Limited	Due in 2021	4.25%	–	1,500
CNOOC Finance (2011) Limited	Due in 2041	5.75%	500	500
CNOOC Finance (2012) Limited	Due in 2022	3.875%	1,500	1,500
CNOOC Finance (2012) Limited	Due in 2042	5.000%	500	500
CNOOC Finance (2013) Limited	Due in 2023	3.000%	2,000	2,000
CNOOC Finance (2013) Limited	Due in 2043	4.250%	500	500
CNOOC Finance (2013) Limited	Due in 2029	2.875%	1,000	1,000
CNOOC Finance (2013) Limited	Due in 2049	3.300%	500	500
CNOOC Finance (2014) ULC	Due in 2024	4.250%	2,250	2,250
CNOOC Finance (2014) ULC	Due in 2044	4.875%	500	500
CNOOC Petroleum North America ULC	Due in 2028	7.4%	200	200
CNOOC Petroleum North America ULC	Due in 2032	7.875%	500	500
CNOOC Petroleum North America ULC	Due in 2035	5.875%	790	790
CNOOC Petroleum North America ULC	Due in 2037	6.4%	1,250	1,250
CNOOC Petroleum North America ULC	Due in 2039	7.5%	700	700
CNOOC Finance (2015) Australia Pty Ltd	Due in 2045	4.200%	300	300
CNOOC Finance (2015) U.S.A. LLC	Due in 2023	3.75%	450	450
CNOOC Finance (2015) U.S.A. LLC	Due in 2025	3.500%	2,000	2,000
CNOOC Finance (2015) U.S.A. LLC	Due in 2028	4.375%	1,000	1,000

 All the notes issued mentioned above were fully and unconditionally guaranteed by the Company.

***	In connection with the Tangguh LNG Project in Indonesia, the Company delivered a guarantee dated 29 October 2007, in favor of Mizuho Corporate Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks under a US$884 million commercial loan agreement. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreement and is subject to a maximum cap of US$135,163,308.28.

****	In connection with the financing for the third LNG process train of Tangguh LNG Project in Indonesia, the Company delivered two guarantees dated 3 August 2016, in favor of Mizuho Bank, Ltd., which acts as the facility agent for and on behalf of various international commercial banks and Indonesian local commercial banks under two commercial loan agreements with aggregate loan amount of US$2,145 million. The Company guarantees the payment obligations of the trustee borrower under the subject loan agreements and is subject to an aggregate maximum cap of approximately US$573 million.

*****	As at 30 June 2021, US$1,039 million of the bank loans for Arctic LNG 2 Project (31 December 2020: US$1,075 million) were guaranteed by the Company.

There was no default of principal, interest or redemption terms of the loans and borrowings during the period.

14.	SHARE CAPITAL

	Number of shares	Issued share capital equivalent of RMB million

Issued and fully paid:
Ordinary shares with no par value as at 1 January 2020, as at 31 December 2020 and as at 30 June 2021	44,647,455,984	43,081

15.	RELATED PARTY TRANSACTIONS

As disclosed in note 1, the Company is a subsidiary of CNOOC, which is a state-owned enterprise subject to the control of the State Council of the PRC. The State Council of the PRC directly and indirectly controls a significant number of state-owned entities and organisations.

Comprehensive framework agreement with CNOOC in respect of a range of products and services

As the Group is controlled by CNOOC, transactions with CNOOC, its subsidiaries (excluding the Group) and associates (the “CNOOC Group”) are disclosed as related party transactions. The connected transactions or continuing connected transactions defined in Chapter 14A of the Listing Rules in respect of items listed below also constitute related party transactions. The Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for continuing connected transactions listed below. The Company entered into a comprehensive framework agreement with CNOOC on 1 November 2019 for the provision (1) by the Group to the CNOOC Group and (2) by the CNOOC Group to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its associates in respect of the continuing connected transactions. The term of the comprehensive framework agreement is for a period of three years from 1 January 2020. The continuing connected transactions under the comprehensive framework agreement and the relevant annual caps for the three years from 1 January 2020 were approved by the independent shareholders of the Company on 21 November 2019. The approved continuing connected transactions are as follows:

(1)	Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by the CNOOC Group to the Group:

(a)	Provision of exploration and support services

(b)	Provision of oil and gas development and support services

(c)	Provision of oil and gas production and support services

(d)	Provision of sales, management and ancillary services

(e)	Floating production, storage and offloading (“FPSO”) vessel leases

(2)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group;

(3)	Sales of petroleum and natural gas products by the Group to the CNOOC Group:

(a)	Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas); and

(b)	Long-term sales of natural gas and liquefied natural gas

Pricing principles

The basic pricing principle for the continuing connected transactions between the Group and the CNOOC Group is based on arm’s length negotiations, on normal commercial terms or better and with reference to the prevailing local market conditions (including the volume of sales, the term of contracts, the volume of services, overall customer relationship and other market factors).

On the basis of the above basic pricing principle, each type of products or services must be charged in accordance with the following pricing mechanism and in the following sequential order:

(a)	government-prescribed price; or

(b)	where there is no government-prescribed price, in accordance with market prices, including local, national or international market prices.

The continuing connected transactions referred to in paragraph (1)(a)-(1)(b) above provided by the CNOOC Group to the Group and (3)(a)-(3)(b) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiations based on market prices (as defined in the comprehensive framework agreement).

The continuing connected transactions referred to in paragraph (1)(c)-(1)(d) above provided by the CNOOC Group to the Group, on the basis of the above pricing principle, are based on government-prescribed price or market prices.

The continuing connected transactions referred to in paragraph (1)(e), on the basis of the above pricing principle, are unanimously determined with CNOOC Group which provides the FPSO vessel leases after arm’s length negotiation in accordance with normal commercial terms.

The continuing connected transactions referred to in paragraph (2) above provided by the Group to the CNOOC Group, on the basis of the above pricing principle, are determined through arm’s length negotiation between both parties with reference to market price.

The following is a summary of significant related party transactions entered into in the ordinary course of business between the Group and its related parties during the period and the balances arising from related party transactions at the end of the period:

(i)	Provision of exploration, oil and gas development, oil and gas production as well as sales, management and ancillary services by the CNOOC Group to the Group

	Six months ended 30 June
	2021	2020

Provision of exploration and support services	4,815	4,227
– Inclusive of amount capitalised under property, plant and equipment	3,261	2,568
Provision of oil and gas development and support services	15,177	15,354
Provision of oil and gas production and support services (note a)	4,723	4,163
Provision of sales, management and ancillary services (note b)	862	681
FPSO vessel leases (note c)*	626	618

	26,203	25,043

*	For the right-of-use assets recognised during this period from the lease agreements with CNOOC Group please refer to note 9.

(ii)	Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to the CNOOC Group

The Group did not enter into any transactions in the above category for the periods from 1 January to 30 June of 2021 and 2020.

(iii)	Sales of petroleum and natural gas products by the Group to the CNOOC Group

	Six months ended 30 June
	2021	2020

Sales of petroleum and natural gas products (other than long-term sales of natural gas and liquefied natural gas) (note d)	57,501	43,652

Long-term sales of natural gas and liquefied natural gas (note e)	7,000	7,561

	64,501	51,213

(iv)	Transactions and Balances with CNOOC Finance Corporation Limited (“CNOOC Finance”) (note f)

(a)	Interest income received by the Group

	Six months ended 30 June
	2021	2020

Interest income from deposits in CNOOC Finance	139	55

(b)	Deposits balances made by the Group

	30 June 2021	31 December 2020

Deposits in CNOOC Finance	23,434	23,370

(v)	Balances with the CNOOC Group

	30 June 2021	31 December 2020

Amount due to CNOOC
– included in other payables and accrued liabilities	5	2
Amounts due to other related parties
– included in trade and accrued payables	26,463	23,097
– included in lease liabilities	4,386	4,767

	30,854	27,866

Borrowings from CNOOC Group (notes g)	4,682	–

Amounts due from other related parties
– included in trade receivables	11,252	9,508
– included in other current assets	814	741

	12,066	10,249

(vi)	Balance with a joint venture

	30 June 2021	31 December 2020

Amount due from a joint venture
– included in other current assets	162	82

(vii)	Transactions and balances with other state-owned enterprises

The Group enters into extensive transactions covering sales of crude oil and natural gas, purchase of property, plant and equipment and other assets, receiving of services, and making deposits with state-owned enterprises, other than the CNOOC Group, in the normal course of business on terms comparable to those with non-state-owned enterprises. The purchases of property, plant and equipment and other assets, and receipt of services from these state-owned enterprises are individually not significant. The individually significant sales transactions with these state-owned enterprises customers: 7% (six months ended 30 June 2020: 8%) of the Group’s revenue in the six-month period ended 30 June 2021 is generated from crude oil and natural gas sold to two major customers, PetroChina Company Limited and China Petroleum & Chemical Corporation. These two customers are controlled by the Chinese government. Other transactions with enterprises which are controlled, jointly controlled or significantly influenced by the same government are individually not significant and are in the ordinary course of business. In addition, the Group has certain of its cash in bank and time deposits with certain state-owned banks in the PRC as at 30 June 2021, as summarised below:

	30 June 2021	31 December 2020

Cash and cash equivalents	6,376	14,071
Time deposits with maturity over three months	22,568	21,844
Specified dismantlement fund accounts, included in other non-current assets	10,069	9,738

	39,013	45,653

Interest rates for the above time deposits and specified dismantlement fund accounts are at prevailing market rates.

(viii)	Key management personnel’s remuneration

	Six months ended 30 June
	2021	2020

Short-term employee benefits	9	8
Pension scheme contributions	1	1

Amount paid/payable during the period	10	9

	10	9

The amount due to CNOOC and amounts due from/to related parties are unsecured, interest-free and are repayable on demand, unless othserwise disclosed.

Notes:

a)	These represent the services for production operations, the provision of various facilities and ancillary services.

b)	These include sales, administration and management, management of oil and gas operations and integrated research services as well as other ancillary services relating to exploration, development, production and research activities of the Group. In addition, the CNOOC Group leased certain premises to the Group for use as office premises and staff quarters out of which they provided management services to certain properties.

c)	CNOOC Energy Technology & Services Limited leased FPSO vessels to the Group for use in oil production operations.

d)	The sales include crude oil, natural gas, condensate oil, liquefied petroleum gas to the CNOOC Group. Individual sales contracts were entered into from time to time between the Group and the CNOOC Group.

e)	It is the market practice for sales terms to be determined based on the estimated reserves and production profile of the relevant gas fields. The long term sales contracts usually last for 5 to 25 years.

f)	CNOOC Finance is a 31.8% owned associate of the Company and also a subsidiary of CNOOC. The financial services provided by CNOOC Finance to the Group also constitute continuing connected transactions defined in Chapter 14A of the Listing Rules and the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules for the continuing connected transactions. Under the financial services framework agreement with CNOOC Finance dated 21 November 2019, CNOOC Finance continues to provide to the Group settlement, depository, discounting, loans and entrustment loans services. The agreement is effective from 1 January 2020 to 31 December 2022. The depository services were exempted from independent shareholders’ approval requirements under the Listing Rules. On 21 November 2019, the Board approved to maintain the maximum daily outstanding balance of deposits and interest(excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) placed by the Group with CNOOC Finance for the period from 1 January 2020 to 31 December 2022 with the amount of RMB23,500 million. During the period, the Group’s actual maximum daily outstanding balance for deposits and interest placed with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) did not exceed RMB23,500 million (six months ended 30 June 2020: RMB23,500 million).

g)	Borrowings from CNOOC Group mainly represent a three-year uncommitted revolving loan facility provided from CNOOC to the Company for general purposes, with the principal amount of RMB4,300 million of 1.08% per annum. As at June 30, 2021, the loan has been drawn in full.

16.	COMMITMENTS AND CONTINGENCIES

(i)	Capital commitments

As at 30 June 2021, the Group had the following capital commitments, principally for the construction of property, plant and equipment:

	30 June 2021	31 December 2020

Contracted, but not provided for*	40,079	30,856

*	The capital commitments contracted, but not provided for include the estimated payments to the Ministry of Natural Resources of the PRC for the next five years with respect to the Group’s exploration and production licenses.

The above table includes a commitment of approximately RMB6,913 million (31 December 2020: RMB8,854 million) contracted with the CNOOC Group.

Capital commitments of a joint venture:

	30 June 2021	31 December 2020

Contracted, but not provided for	1,125	800

As at 30 June 2021, the Group had unutilised banking facilities amounting to approximately RMB54,034 million (31 December 2020: RMB55,080 million).

(ii)	Contingencies

As a Chinese Resident Enterprise, the Company may be liable to pay taxes on the deemed interest income for the funding provided to its overseas subsidiaries starting from 1 January 2008. The Company has prepared contemporaneous documentation in accordance with applicable PRC tax laws and regulations and is currently awaiting confirmation from its local tax authority.

The Group is subject to tax in numerous jurisdictions around the world. There are audits in progress and items under review. Difference in positions taken by taxation authorities over the interpretation and application of tax laws and regulations may increase the Group’s tax liability. Management of the Company has assessed the possible future outcome of matters that are currently under dispute. Management of the Company believes that an adequate provision for future tax liability has been included in the interim condensed consolidated financial statements based on available information.

In addition to the matters mentioned above, the Group is dealing with a number of lawsuits and arbitrations that arise in the ordinary course of business. While the results of these legal proceedings cannot be ascertained at this stage, management of the Company believes these proceedings are not expected to have a material effect on the interim condensed consolidated financial statements.

17.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying values of the Group’s cash and cash equivalents, time deposits with maturity more than three months, trade receivables, other current assets, short-term loans and borrowings, trade and accrued payables, and other payables approximated to their fair values at the reporting date due to the short maturity of these instruments.

The fair value of the Group’s long term bank loans with floating interest rates approximated to the carrying amount as at 30 June 2021 and 31 December 2020.

The estimated fair value of the Group’s long term guaranteed notes was approximately RMB122,687 million (31 December 2020: RMB136,996 million), which was determined by reference to the market price as at 30 June 2021.

Fair value hierarchy

The Group uses the following hierarchy that reflects the significance of the inputs used in making the fair value measurement:

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities. Active markets are those in which transaction occur in sufficient frequency and volume to provide pricing information on an on-going basis.

Level 2:	fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The Group obtains information from sources of independent price publications, over-the-counter broker quotes and the fund management’s quotations as at the reporting date.

Level 3:	fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs), or where the observable data does not support the majority of the instruments fair value.

As at 30 June 2021 and 31 December 2020, the Group held the following financial instruments measured at fair value for each hierarchy respectively:

	30 June 2021	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	68,762	–	68,762	–
Equity investments
Non-publicly traded investments – non-current*	1,003	–	–	1,003
Publicly traded investments – non-current	1,340	1,340	–	–

	71,105	1,340	68,762	1,003

	31 December 2020	Level 1	Level 2	Level 3

Assets measured at fair value
Other financial assets – current
Corporate wealth management products	61,662	–	61,662	–
Equity investments
Non-publicly traded investments – non-current*	1,176	–	–	1,176
Publicly traded investments – non-current	653	653	–	–

	63,491	653	61,662	1,176

*	All gains and losses included in other comprehensive income related to financial assets at fair value through other comprehensive income held at the end of the reporting period are reported as fair value change on equity investments designated as at fair value through other comprehensive income.

Financial assets classified within Level 3 are made up of Kerogen Energy Fund invested by the Group. Significant unobservable inputs are used to determine the fair value of the financial assets. As observable prices are not available, the fair value of the financial assets is derived by using valuation techniques, mainly including embedded terms of the instrument, bid offer price as well as valuations based on net asset value using the discounted cash-flow of each project or asset, having applied an appropriate risk factor for the stage of development of the project. The significant unobservable inputs used in the fair value measurement include net asset value, price to net asset value.

No amounts have been transferred between the different levels of the fair value hierarchy for the period.

18.	SUBSEQUENT EVENTS

The Group has no significant subsequent events needed to be disclosed in the interim condensed consolidated financial statements.

19.	APPROVAL OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements for the six months ended 30 June 2021 were approved and authorised for issue by the Board on 19 August 2021.

Report on Review of Interim Condensed
Consolidated Financial Statements

To the board of directors of CNOOC Limited

(Incorporated in Hong Kong with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 11 to 47, which comprises the condensed consolidated statement of financial position of CNOOC Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) as at 30 June 2021 and the related condensed consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) issued by the International Accounting Standards Board or Hong Kong Accounting Standard 34 Interim Financial Reporting (“HKAS 34”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 and HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the HKICPA. A review of this interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34 and HKAS 34.

Ernst & Young

Certified Public Accountants

Hong Kong

19 August 2021

Other Information

DIRECTORS’ INTERESTS

As at 30 June 2021, the interests of each Director and chief executive of the Company in the equity or debt securities of the Company or any associated corporations (within the meaning of the Securities and Futures Ordinance (“SFO”)) which were required (i) to be notified to the Company and The Stock Exchange of Hong Kong Limited (the “HKSE”) pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”), to be notified to the Company and the HKSE were as follows:

Name of Director	Nature of interest	Ordinary shares	Approximate percentage of total issued shares

Chiu Sung Hong	Beneficial interest	1,650,000	0.004%
Lawrence J. Lau	Beneficial interest	400,000	0.000%

All the interests stated above represent long positions. As at 30 June 2021, save as disclosed above, none of the Directors and chief executive of the Company was interested in the equity or debt securities of the Company or any associated corporations (within the meaning of the SFO) which were required (i) to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), (ii) pursuant to section 352 of the SFO, to be entered in the register referred to therein or (iii) pursuant to the Model Code, to be notified to the Company and the HKSE.

Other than those disclosed in this interim report, no right to subscribe for equity or debt securities of the Company has been granted by the Company to, nor have any such rights been exercised by, any other person during the six months ended 30 June 2021.

SUBSTANTIAL SHAREHOLDERS’ INTERESTS

As at 30 June 2021, so far as was known to the Directors and chief executive of the Company, the persons, other than a Director or chief executive of the Company, who had an interest or a short position in the shares and underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO were as follows:

		Ordinary shares held	Approximate percentage of total issued shares

(i)	CNOOC (BVI) Limited	28,772,727,268	64.44%
(ii)	Overseas Oil & Gas Corporation, Ltd. (“OOGC”)	28,772,727,273	64.44%
(iii)	CNOOC	29,112,507,273	65.21%

Note:	CNOOC (BVI) Limited is a direct wholly-owned subsidiary of OOGC, which is a direct wholly-owned subsidiary of CNOOC. Accordingly, CNOOC (BVI) Limited’s interests are recorded as the interests of OOGC and CNOOC.

All the interests stated above represent long positions. As at 30 June 2021, save as disclosed above, the Directors and chief executive of the Company are not aware of any other person having interests or short positions (other than the Directors and chief executives of the Company) in the shares and underlying shares which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

AUDIT COMMITTEE

The Audit Committee of the Board of the Company has reviewed together with the management the accounting principles and practices adopted by the Group and discussed the risk management, internal control and financial reporting matters. The interim results for the six months ended 30 June 2021 are unaudited, but have been reviewed by Ernst & Young in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants. The interim report for the six months ended 30 June 2021 has been reviewed by the Audit Committee.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Save as disclosed in this interim report, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of its listed securities during the six months ended 30 June 2021.

CORPORATE GOVERNANCE CODE AND CORPORATE GOVERNANCE REPORT

For the six months ended 30 June 2021, the Company has complied with relevant code provisions set out in Appendix 14 to the Listing Rules, except for the deviation from the code provision (“Code Provision”) A.4.2 of the Corporate Governance Code and Corporate Governance Report (the “CG Code”). The following summarises the requirement under the above-mentioned Code Provision and the reasons for such deviation.

Code Provision A.4.2

Under Code Provision A.4.2 of the CG Code, all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after appointment. Every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

Mr. Li Yong was appointed as a Non-executive Director, Vice Chairman of the Board and a member of the Remuneration Committee of the Company with effect from 29 September 2020. Mr. Li Yong did not retire and offer himself for re-election by shareholders in the extraordinary general meeting of the Company held on 20 November 2020. This constitutes a deviation from Code Provision A.4.2 of the CG Code. However, the Company believes that this is a minor deviation at the operational level only. The shareholders’ interests are not adversely impaired since any Director appointed by the Board is subject to the retirement and re-election provisions under article 101 of the Articles of Association of the Company (“Article 101”). According to Article 101, Mr. Li Yong has retired from office and has been re-elected at the annual general meeting of the Company held on 21 May 2021 of the Company.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a Code of Ethics for Directors and Senior Management (“Code of Ethics”) incorporating the Model Code as set out in Appendix 10 to the Listing Rules. All Directors have confirmed that they complied, during the six months ended 30 June 2021, with the Company’s Code of Ethics and the required standards set out in the Model Code.

CHANGES IN INFORMATION OF DIRECTORS

Pursuant to Rule 13.51B of the Listing Rules, the changes in information of Directors of the Company subsequent to the date of the latest annual report of the Company and up to the date of this interim report are set out below:

Name of Director	Details of Changes

Hu Guangjie	Resigned as an Executive Director and the President of the Company with effect from 21 April 2021

Tse Hau Yin, Aloysius	Resigned as an Independent Non-executive Director of China Huarong Asset Management Co., Ltd. on 23 March 2021. The resignation shall take effect after the commencement of terms of office of the new Independent Non-executive Director. Meanwhile, with effect from 3 June 2021, no longer served as an Independent Non-executive Director of OCBC Wing Hang Bank Limited.

Xia Qinglong	Appointed as an Executive Director of the Company with effect from 3 August 2021

STATEMENT OF SIGNIFICANT DIFFERENCES IN CORPORATE GOVERNANCE PRACTICES FOR PURPOSES OF SECTION 303A.11 OF THE NEW YORK STOCK EXCHANGE LISTED COMPANY MANUAL

The Company is incorporated under the laws of Hong Kong and the principal trading market for the ordinary shares of the Company is the Stock Exchange of Hong Kong Limited. In addition, because the Company’s ordinary shares, represented by American Depositary Shares, are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange (the “NYSE”), the Company is subject to certain corporate governance requirements of NYSE. However, many of the corporate governance rules in the NYSE Listed Company Manual (the “NYSE Standards”) do not apply to the Company as a “foreign private issuer” and the Company is permitted to follow its home jurisdiction corporate governance practices in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Listed Company Manual requires NYSE listed foreign private issuers to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE. The Company has posted a brief summary of such significant differences on its website, which may be accessed through the following web page:

http://www.cnoocltd.com/encnoocltd/gsgz/socg

MISCELLANEOUS

The Directors are of the opinion that there have been no material changes to the information published in the Company’s annual report for the year ended 31 December 2020, other than those disclosed in this interim report.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 6 September 2021 (Monday) to 10 September 2021 (Friday) (both days inclusive) during which no transfer of shares of the Company can be registered. In order to qualify for the interim dividend, members are reminded to ensure that all instruments of transfer of shares accompanied by the relevant share certificate(s) must be lodged with the Company’s registrar, Hong Kong Registrars Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on 3 September 2021 (Friday). The interim dividend will be paid on or around 13 October 2021 (Wednesday) to shareholders whose names appear on the register of members on 10 September 2021 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2021 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice of the State Administration of Taxation on Issues about the Determination of Chinese-Controlled Enterprises Registered Abroad as Resident Enterprises on the Basis of Their Body of Actual Management”, the Company has been confirmed as a resident enterprise of the People’s Republic of China (the “PRC”) and the withholding and payment obligation lies with the Company. The Company is required to withhold and pay 10% enterprise income tax when it distributes the 2021 interim dividend to its non-resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) shareholders. In respect of all shareholders whose names appear on the Company’s register of members as at 10 September 2021 who are not individual natural person (including HKSCC Nominees Limited, corporate nominees or trustees such as securities companies and banks, and other entities or organisations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2021 interim dividend after deducting enterprise income tax of 10%. The Company will not withhold and pay the income tax in respect of the 2021 interim dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at 10 September 2021. Investors who invest in the shares of the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange (the “Shanghai-Hong Kong Stock Connect investors”), and investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shenzhen Stock Exchange (the “Shenzhen-Hong Kong Stock Connect investors”), are investors who hold shares through HKSCC Nominees Limited, and in accordance with the above requirements, the Company will pay to HKSCC Nominees Limited the amount of the 2021 interim dividend after withholding for payment the 10% enterprise income tax.

If any resident enterprise (as defined in the “Enterprise Income Tax Law of the People’s Republic of China”) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, or any non-resident enterprise shareholder who is subject to a withholding tax rate of less than 10% pursuant to any tax treaty between the country of residence of such shareholder and the PRC or tax arrangements between mainland China and Hong Kong or Macau, or any other non-resident enterprise shareholder who may be entitled to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules, does not desire to have the Company withhold and pay the total amount of the said 10% enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming its PRC resident enterprise status, or the documents in support that a withholding tax of less than 10% is required to be paid pursuant to the above-mentioned tax treaty or arrangements, or the documents confirming its entitlement to a deduction or exemption of enterprise income tax in accordance with the applicable PRC rules at or before 4:30 p.m. on 3 September 2021 (Friday).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2021 INTERIM DIVIDEND (CONTINUED)

If anyone would like to change the identity of the shareholders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold and pay the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on 10 September 2021. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders at the aforesaid date or any disputes over the mechanism of withholding.

By Order of the Board

Wu Xiaonan

Joint Company Secretary

Hong Kong, 19 August 2021

FORWARD-LOOKING STATEMENTS

This interim report includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the Company and its controlling shareholder being listed in the list of the U.S. for sanction against companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this interim report are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.